UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section
14(d)(l) or 13(e)(l) of the Securities Exchange Act of 1934
SUPERIOR WELL SERVICES, INC.
(Name of Subject Company)
DIAMOND ACQUISITION CORP.,
a wholly owned subsidiary of
NABORS INDUSTRIES LTD.
(Name of Filing Person — Offerors)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
86837X 10 5
(CUSIP Number of Class of Securities)
Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, HM08
Bermuda

Laura W. Doerre
Vice President and General Counsel
Nabors Corporate Services, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067
Telephone: (281) 874-0035
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:
Charles J. Conroy, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
Telephone: (212) 530-5671
Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

Not applicable	Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Exhibit Index

Exhibit No.	Document
99.1	Investor presentation

99.2	Transcript of conference call held by Nabors Industries Ltd. and Superior Well Services, Inc.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: August 10, 2010

NABORS INDUSTRIES LTD.
By:	/s/ Mark D. Andrews
	Name:	Mark D. Andrews
	Title:	Corporate Secretary

DIAMOND ACQUISITION CORP.
By:	/s/ Jose S. Cadena
	Name:	Jose S. Cadena
	Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Document
99.1	Investor presentation

99.2	Transcript of conference call held by Nabors Industries Ltd. and Superior Well Services, Inc.